UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*



                           Columbia Sportswear Company
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   198516 10 6
                         ------------------------------
                                 (CUSIP Number)



--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]  Rule 13d-1(b)
     [   ]  Rule 13d-1(c)
     [ X ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

CUSIP No. 198516 10 6
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  1.    Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only).

        Timothy P. Boyle
        ........................................................................
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  [   ]
        (b)  [ X ]
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  3.    SEC Use Only ...........................................................
--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        United States of America
        ........................................................................
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                        5. Sole Voting Power
       Number of
                           10,421,158
       Shares              .....................................................
                        --------------------------------------------------------
       Beneficially     6. Shared Voting Power

       Owned by            123,900
                           .....................................................
       Each             --------------------------------------------------------
                        7. Sole Dispositive Power
       Reporting
                           10,421,158
       Person              .....................................................
                        --------------------------------------------------------
       With:            8. Shared Dispositive Power

                           123,900
                           .....................................................
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        10,545,058
        ........................................................................
--------------------------------------------------------------------------------
 10.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)

       [   ]
--------------------------------------------------------------------------------
 11.   Percent of Class Represented by Amount in Row (11)

       41.8%
       .........................................................................
--------------------------------------------------------------------------------
 12.   Type of Reporting Person (See Instructions)

       IN
       .........................................................................
--------------------------------------------------------------------------------

                                   Page 2 of 5 pages

Item 1.   Issuer

     (a)  The name of the Issuer is Columbia Sportswear Company

     (b) The Issuer's principal executive offices are located at 6600 North Baltimore, Portland, Oregon 97203.

Item 2.   Reporting Person and Security

     (a)  This Statement is filed by Mr. Timothy P. Boyle, an individual.

     (b) Mr. Boyle's business address is 6600 North Baltimore, Portland, Oregon 97203.

     (c)  Mr. Boyle is a citizen of the United States of America.

     (d) This Statement relates to shares of Common Stock of Columbia Sportswear Company

     (e) The CUSIP number assigned to the Common Stock of the Issuer is 198516 10 6.

Item 3.   Filings Pursuant to Rule 13d-1(b) or 13d-2(b)

          Not applicable.

Item 4.   Ownership

     (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Boyle may be deemed to be the beneficial owner of a total of 10,545,058 shares of Issuer Common Stock. This amount includes 123,900 shares held in trust, of which Mr. Boyle's wife is trustee, for the benefit of Mr. Boyle's children.

     (b) Mr. Boyle's beneficial ownership of Issuer Common Stock represented approximately 41.8% of the 25,247,343 issued and outstanding shares of such stock as of November 12, 1998, as reported in the Issuer's most recent quarterly report.

     (c) (i) Of the total amount of shares beneficially owned by Mr. Boyle, Mr. Boyle has sole power to vote or direct the vote of 10,421,158 shares.

          (ii) Of the total amount of shares beneficially owned by Mr. Boyle, Mr. Boyle has shared power to vote or direct the vote of 123,900 shares.

          (iii) Of the total amount of shares beneficially owned by Mr. Boyle, Mr. Boyle has sole power to dispose or direct the disposition of 10,421,158 shares.

          (iv) Of the total amount of shares beneficially owned by Mr. Boyle, Mr. Boyle has shared power to dispose or direct the disposition of 123,900 shares.

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

                                Page 3 of 5 pages

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.

                                Page 4 of 5 pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 12, 1999
                                       -----------------------------------------
                                                         Date


                                                   TIMOTHY P. BOYLE
                                       -----------------------------------------
                                                   Timothy P. Boyle

                                Page 5 of 5 pages